Daniel B. Eng

(415) 772-9608  DIRECT

deng@weintraub.com

via EDGAR

March 20, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Ms. Erin Wilson

RE:

Tanzanian Royalty Exploration Corporation

Registration Statement on Form F-3

Filed:  January 13, 2015

File No.:  333-201466

Dear Ms. Wilson:

This  letter  will  follow  up  my  March  9,  2015  telephone  conversation  with members  of  the  Staff  regarding  Tanzanian  Royalty  Exploration  Corporation’s registration  statement  on  Form  F-3  registering  the  resale  of  common  shares

that   may   be   issued   upon   the   conversion   of   Debentures   and   exercise   of

Warrants  pursuant  to  a  December 9,  2014,  Securities  Purchase  Agreement

which  closed  on  December 29,  2014.   Defined  terms  used  herein  shall  have

the  same  meaning  ascribed  to  them  in  the  Securities  Purchase  Agreement and the 8% Original Issue Discount Senior Convertible Debenture.

In  light  of  the  Staff’s  comments  that  Debenture  funds  held  in  escrow subject  to  release  to  the  Company  upon  certain  conditions  not  within  the control  of  the  investor  may  not  subject  such  investor  to  the  risks  of  ownership in the Debenture (to the extent of the amounts held in escrow), the Company

and   investor   have   a   tentative   understanding   that   they   will   enter   into   a

modification agreement to reflect the following principal changes:



Debenture  funds  currently  held  in  escrow  will  be  released  to  the

investor    which    will    reduce    the    principal    balance    of    the

Debenture   to   approximately   $1,450,000   which   represents   the

Securities and Exchange Commission

Division of Corporation Finance

March 19, 2015

initial  release  of  Debenture  funds  directly  to  the  Company,  less principal payments;



The  Company  cannot  seek  additional  amounts  from  the  investor and  investor  is  not  obligated  fund  any  additional  amounts  to  the

Company or Escrow Account;



In  consideration  for  these  modifications,  the  investor  will  receive

500,000    common    shares    to    be    issued    upon    signing    the

modification agreement;



Pursuant   to   the   registration   rights   agreement   between   the

Company  and  the  investor,  as  amended,  the  Company  will  be required  to  register  the  500,000  common  shares  on  behalf  of  the investor as a selling shareholder ; and



Until  March  31, 2016,  the  investor  will  have  the  option, but  not  the obligation, to  purchase  up  to  $4,000,000  in  additional  debentures and  warrants  on  terms  similar  to  the  Debentures  and  Warrants issued pursuant to the Securities Purchase Agreement.

Based on a brief subsequent discussion on March 10, 2015 with the Staff informing  them,  in  general,  of  these  proposed  changes,  the  Staff  believed that  the  Company  would  have  to  withdraw  its  registration  statement  and  file

a  new  one  to  reflect  the  proposed  changes  discussed  herein.   Upon  further

consideration,   the   Staff   indicated   that   the   proposed   changes   may   be

effected by a pre-effective amendment to the current registration statement,

but would need additional facts.

We  are  submitting  this  letter  to  provide  the  Staff  additional  information

to   determine   if   the   Company   could   make   these   changes   through   an

amendment instead of filing a new registration statement.

Please  feel  free  to  contact  me  at  (415)  772-9608  if  you  have  additional questions.

Very truly yours,

weintraub|tobin

law corporation

/s/Daniel Eng